Exhibit 99.1

For Immediate Release

July 21, 2005

DRAXIS Chief Executive Officer Dr. Martin Barkin Named a Finalist for Ernst & Young Entrepreneur Of The Year® 2005 Award

MISSISSAUGA, ONTARIO, July 21, 2005 — Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX), has been named a finalist for the Ernst & Young Entrepreneur Of The Year® 2005 awards.  Dr. Barkin was selected by an independent judging panel as one of four finalists in the health sciences business category in the Québec region.

The Entrepreneur Of The Year awards honour entrepreneurs who have demonstrated excellence and extraordinary success in areas such as innovation, risk taking, company development, financial performance and personal commitment to their businesses and communities. Submissions are reviewed by an independent judging panel, which is composed of several distinguished Canadian business leaders and previous award recipients.

“It is an honour to have DRAXIS recognized as a successful Canadian player in the health sciences field,” said Dr. Barkin.  “This nomination reflects the dedication, hard work and entrepreneurial spirit that our employees have demonstrated over the years and we are grateful to be acknowledged by Ernst & Young as a successful, growing specialty pharmaceutical company.”

On October 25, 2005, a finalist in each business category will be presented with a regional category award during a gala celebration, with one category recipient then being awarded the title Entrepreneur Of The Year for the Québec region. The Québec Entrepreneur Of The Year will go on to compete with top entrepreneurs from the Pacific, Prairies, Ontario, and Atlantic regions for the coveted national honour of Canada’s Entrepreneur Of The Year, to be announced November 3, 2005 in Ottawa. In May 2006, Canada’s Entrepreneur Of The Year moves to the world stage, joining more than 35 country recipients participating in the international competition for the title of World Entrepreneur Of The Year.

About the Ernst & Young Entrepreneur Of The Year® Program

The Entrepreneur of the Year program was founded by Ernst & Young to celebrate great entrepreneurs and heighten awareness of the economic impact of entrepreneurial ventures. The program is nationally sponsored by Global Television Network, National Post, La Presse, RDI and Roynat Capital, together in Québec with BMO Bank of Montreal, BMO Nesbitt Burns and Magazine PME. To learn more about the Ernst & Young Entrepreneur of the Year 2005 awards, visit www.eoy.ca

About DRAXIS Health Inc.

DRAXIS Health is a specialty pharmaceutical company providing products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms.

Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Health employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

About Ernst & Young

Ernst & Young, a global leader in professional services, is committed to restoring the public’s trust in professional services firms and in the quality of financial reporting. Its 100,000 people in 140 countries pursue the highest levels of integrity, quality, and professionalism, providing a range of sophisticated services centred on our core competencies of auditing, accounting, tax, and transactions. Further information about Ernst & Young and its approach to a variety of business issues can be found at www.ey.com/perspectives. Ernst & Young refers to all the members of the global Ernst & Young organization.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if the current lawsuit against us succeeds; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.	The Investor Relations Group
Jerry Ormiston, Investor Relations	John Nesbett
Tel:877-441-1984	Tel:(212) 825-3210